

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

February 21, 2007

Mr. Antoine Giscard d'Estaing
Chief Financial Officer
Groupe Danone
17, Boulevard Haussman
75009 Paris, France

> **Re:** **Groupe Danone**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **Form 20-F/A1 for Fiscal Year Ended December 31, 2005**
> **Filed June 20, 2006**
> **Form 20-F/A2 for Fiscal Year Ended December 31, 2005**
> **Filed February 16, 2007**
> **Response Letter Dated February 16, 2007**
> **File No. 001-14734**

Dear Mr. Giscard d'Estaing:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief